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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               FINAL AMENDMENT*
                                      TO
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               FINAL AMENDMENT*
                                      TO
                                SCHEDULE 13D**
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             ARCO CHEMICAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                       LYONDELL ACQUISITION CORPORATION
                        LYONDELL PETROCHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                  001920-10-7
                            -----------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KERRY A. GALVIN, ESQ.
                       LYONDELL ACQUISITION CORPORATION
                      C/O LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                             HOUSTON, TEXAS 77010
                                (713) 652-7300
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                (713) 229-1234

                                 JULY 28, 1998
        (DATE OF EVENT WHICH REQUIRES FILING AMENDMENT TO SCHEDULE 13D)

 * This Final Amendment to Schedule 14D-1 also constitutes the Final Amendment to the Statement on Schedule 13D of Lyondell Acquisition Corporation and Lyondell Petrochemical Company dated June 18, 1998 and originally filed July 2, 1998, as heretofore amended.

 ** Pursuant to General Instruction F of Schedule 14D-1, this Final Amendment shall be deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Bidders pursuant to the tender offer reported herein.


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  This Final Amendment to Tender Offer Statement on Schedule 14D-1 also constitutes the Final Amendment to the Statement on Schedule 13D dated June 18, 1998 and filed July 2, 1998, as amended by Amendment No. 1 thereto filed July 2, 1998, Amendment No. 2 thereto filed July 15, 1998, Amendment No. 3 thereto filed July 20, 1998, and Amendment No. 4 thereto filed July 24, 1998, with respect to the possible beneficial ownership of Shares (as defined below) by Lyondell Petrochemical Company, a Delaware corporation ("Lyondell"), and Lyondell Acquisition Corporation (the "Purchaser"), pursuant to the Tender and Voting Agreement (as defined in the Schedule 14D-1 as originally filed). The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Lyondell and the Purchaser hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on June 24, 1998, as amended, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of ARCO Chemical Company, a Delaware corporation (the "Company"), at $57.75 per Share, net to the seller in cash.

  On July 28, 1998, the Purchaser merged with and into the Company. Immediately prior to the Effective Time (as defined in the original 14D-1), the Purchaser owned approximately 96.7 million Shares, constituting approximately 99.3% of the outstanding Shares. As a result of the Merger, Lyondell now owns all of the outstanding stock of the Company.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (A) - (B) On July 23, 1998, Lyondell announced the execution of a Credit Agreement dated as of July 23, 1998 among Lyondell, the lenders party thereto, Morgan Guaranty Trust Company of New York, as Administrative Agent, DLJ Capital Funding, Inc., as Syndication Agent, and Bank of America National Trust and Savings Association, Citibank, N.A., The Chase Manhattan Bank and NationsBank, N.A., as Documentation Agents (the "Credit Agreement"). Pursuant to the Credit Agreement, the lenders party thereto have agreed to provide loans of up to $7 billion aggregate principal amount to Lyondell, subject to the terms and conditions set forth in the Credit Agreement. The provisions of the Credit Agreement are, in all material respects, as contemplated by the 14D-1 as originally filed.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

  (B)(2) Credit Agreement dated July 23, 1998 among Lyondell Petrochemical Company, the lenders party thereto, Morgan Guaranty Trust Company of New York, as Administrative Agent, DLJ Capital Funding, Inc., as Syndication Agent, and Bank of America National Trust and Savings Association, Citibank, N.A., The Chase Manhattan Bank and NationsBank, N.A., as Documentation Agents.

  (I) Press Release dated July 29, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1998

Lyondell Acquisition Corporation

By:     /s/   Kerry A. Galvin
  -------------------------------------
Name: Kerry A. Galvin
Title: Vice President

Lyondell Petrochemical Company

By:     /s/   Kerry A. Galvin
  -------------------------------------
Name: Kerry A. Galvin
Title: Chief Corporate Counsel and Corporate Secretary

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